UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Atrion Corporation
(Exact name of registrant as specified in its charter)

Delaware	0-10763	63-0821819
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allentown Parkway, Allen, Texas	75002
(Address of principal executive offices)	(Zip Code)

Jeffery Strickland	(972) 390-9800
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Company Profile:
Atrion Corporation and its subsidiaries ("we," "our," "us," "Atrion," or the "Company") develop and manufacture products, primarily for medical applications. Our medical products range from fluid delivery devices to ophthalmic and cardiovascular products.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, we have undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2014.
We have determined that during 2014 our company manufactured (or contracted to manufacture) products as to which conflict minerals are necessary to the functionality or production of such products. As is required, we have conducted a good faith reasonable country of origin inquiry ("RCOI") reasonably designed to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources.
Atrion's RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative's Conflict Minerals Reporting Template. We relied upon our suppliers' representations regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within our supply chain. Based on the results of our RCOI, we exercised due diligence on the source and chain of custody of the conflict minerals.
The Company has filed this Specialized Disclosure Form and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://atrioncorp.com/ under Investor Relations.
Item 1.02 Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Atrion Corporation's Conflict Minerals Report for the period January 1 to December 31, 2014 as required by Items 1.01 and 1.02 of this Form.

1 The term "conflict mineral" is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer ProtectionAct as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo ("DRC") or an adjoining country.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Atrion Corporation
Date: May 29, 2015
	By:	/s/ Jeffery Strickland
Jeffery Strickland
Vice President and Chief Financial Officer